Filed by Verint Systems Inc.

Commission File No. 001-34807

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Comverse Technology, Inc.

Commission File No. 001-35303

August 13, 2012

Dear Verint Colleagues,

I am pleased to report that this morning, we announced an agreement to acquire our parent company, Comverse Technology, Inc (Comverse), following the expected spin-off of its telecom business.  As a result of this agreement, Verint will become an independent, non-controlled company with 100% of its shares owned by the public.

We believe this is a significant milestone in Verint’s journey and having clarity over the resolution of our ownership structure is a significant positive for Verint’s employees, customers, business partners and shareholders.

Our acquisition of Comverse will occur through a share exchange — Comverse shareholders will receive newly issued shares of Verint in exchange for their Comverse shares and thereby become direct shareholders in Verint.  The acquisition is contingent upon, among other things, completion of the spin-off and approval of the acquisition by both Verint and Comverse shareholders and you can learn more about the agreement from the press release and Form 8K we filed this morning.

Verint will remain laser focused on our Actionable Intelligence strategy, helping our customers improve their business and make the world a safer place.

Sincerely,

Dan Bodner

Additional Information

In connection with the proposed acquisition, Verint and CTI expect to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus as part of a registration statement on Form S-4.  Investors and security holders are urged to read the joint proxy statement/prospectus, registration statement and any other relevant documents when they become available because they will contain important information about Verint, CTI and the proposed acquisition.  The joint proxy statement/prospectus and other documents relating to the proposed acquisition (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  The documents (when they are available) can also be obtained free of charge from Verint on its website (www.verint.com) or upon written request to Verint Systems Inc., 330 South Service Road, Melville, New York 11747, Attention: Investor Relations or by calling (631) 962-9600, or from CTI on its website (www.cmvt.com) or upon written request to Comverse Technology, Inc., 810 Seventh Avenue, New York, New York 10019, Attention: Investor Relations or by calling (212) 739-1000.

This communication is not a solicitation of a proxy from any security holder of Verint or CTI and shall not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.  However, Verint, CTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed acquisition under the rules of the SEC.  Information about the directors and executive officers of Verint may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its definitive proxy statement relating to its 2012 Annual Meeting of Stockholders filed with the SEC on May 14, 2012.  Information about the directors and executive officers of CTI may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its Preliminary Proxy Statement on Schedule 14A filed with the SEC on June 7, 2012 and the Preliminary Information Statement attached thereto.

Cautions About Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Verint.  These forward-looking statements are not guarantees and they are based on management’s expectations that involve a number of risks and uncertainties, any of which could cause actual results or events to differ materially from those expressed in or implied by the forward-looking statements.  Some of the factors that could cause actual future results or events to differ materially from current expectations include: uncertainties regarding the expected benefits from the proposed acquisition; risks associated with Verint’s and CTI’s ability to satisfy the conditions and terms of the proposed acquisition, and to execute the proposed acquisition in the estimated timeframe, if at all; and risks associated with the expected governance of Verint upon completion of the proposed acquisition.  Verint assumes no obligation to revise or update any forward-looking statement, except as otherwise required by law.  For a detailed discussion of these risk factors, see Verint’s Annual Report on Form 10-K for the fiscal year ended January 31, 2012, Verint’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2012 and other filings Verint makes with the SEC.